

June 19, 2009

<u>Via U.S. Mail and Facsimile (212-626-1803)</u>

William L. McComb
Chief Executive Officer and Director
Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018

>    **Re:    Liz Claiborne, Inc.**
>    **Form 10-K for the Fiscal Year Ended January 3, 2009**
>    **Filed March 4, 2009**
>    **File No. 1-10689**
>    **Response Letter dated May 27, 2009**

Dear Mr. McComb:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments.  Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues.  At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure.  Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Please discuss the materiality of any contacts with Syria described in response to our prior comment, including the existence of a Mexx store in Syria, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share

value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

2. Please describe to us the material terms of the agreement for Marwan Al Kadri to operate the store in Syria, including Mexx's rights with respect to operation of the store to ensure quality control, etc.  Please tell us from whom Marwan Al Kadri receives the products it sells in the Mexx Syrian store, including whether they are manufactured by Mexx Europe.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment.  Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review.  You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc:     John Reynolds
        Assistant Director
        Division of Corporation Finance